Exhibit 99.1

January 15, 2013	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. PROVIDES 2012 YEAR END UPDATE

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today provided an update on its resource and real estate loan portfolios. All figures are in Canadian dollars except where noted and are on a preliminary and unaudited basis.

As at December 31, 2012, the Company’s resource loan and bond portfolio stands at approximately $143 million and the Company currently has binding loan commitments and signed term sheets of a further $19 million and $47 million, respectively. The Company expects to fund the majority of these commitments and term sheets in the first fiscal quarter of 2013, and net of syndication and co-lending activities, the Company estimates it will fund $55 million of these new resource loans. After taking expected near term loan repayments into consideration, the Company expects its resource portfolio to grow to over $180 million on a run rate basis. In addition, the Company’s pipeline of new lending opportunities continues to be strong, with over $100 million of new resource lending opportunities under consideration. For the first time, management believes that the available cash for resource lending will be constrained and as such, the Company is beginning to consider various options to grow its capital base.

As part of the process of considering the most efficient sources for additional capital, the Company plans to accelerate the sale process for its remaining legacy real estate portfolio. Currently, one of the four remaining real estate properties, with a carrying value of $2.5 million, is under a conditional sales contract and is expected to close shortly. As at September 30, 2012, the remaining three properties represented an approximate carrying value of $42.2 million. While each of these larger properties has been under conditional sales contracts on multiple occasions since 2010 at prices approximating their carrying values, no adequate sales contracts have materialized and none of these properties are currently committed under contract. After taking into consideration current real estate market conditions, the Company estimates that further write downs to the carrying values of the real estate portfolio of $10 million to $15 million in the aggregate will be required.

Narinder Nagra, President and Chief Operating Officer, commented “our real estate monetization has proceeded on track since we began resource lending in 2010, but we now estimate that these remaining properties will require to be further discounted to provide for non-conditional cash sales. In the meantime, our lending business has produced attractive returns and we continue to believe we can build this business to become a global leader in the industry. We look forward to a successful 2013 and to providing good returns to our shareholders.”

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

Vancouver: Suite 1703, 595 Burrard Street, Box 49131, Vancouver, BC, Canada V7X 1J1 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, CEO	416-943-4998

Narinder Nagra, President and COO	604-488-8719

Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, portfolio changes, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that, if proven incorrect, could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Given the development nature of the real estate portfolio and lack of comparable transactions, the timing and the amount of the real estate portfolio monetization may be materially different from the forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements, including those listed under the heading “Risk Factors” in our annual information form dated March 1, 2012. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.